ELECTRONIC ARTS INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Years Ended March 31,				
	2016	**2015**	**2014**	**2013**	**2012**
Earnings					
Earnings before provision for (benefit from) income taxes	$ 877	$ 925	$ 7	$ 139	$ 18
Add: Fixed charges	45	54	53	53	41
Total Earnings [(1)]	$ 922	$ 979	$ 60	$ 192	$ 59
Fixed Charges					
Interest component of rental expense	$ 17	$ 23	$ 23	$ 24	$ 22
Interest expense	28	31	30	29	19
Total fixed charges	$ 45	$ 54	$ 53	$ 53	$ 41
Ratio of earnings to fixed charges	20.5	18.1	1.1	3.6	1.4

(1) For purposes of computing our ratio of earnings to fixed charges, earnings consist of our pre-tax income or loss from continuing operations plus fixed charges. Fixed charges consist of interest expensed, plus an estimate of the interest within rental expense. Fixed charges exclude interest associated with uncertain tax positions, which is recorded within income tax expense.